Exhibit 12.1

Home BancShares, Inc.

Computation of Ratios of Earnings to Fixed Charges

	Three Months Ended		Six Months Ended
	June 30,		June 30,		Year Ended December 31,
Exhibit	2018	2017	2018	2017	2017	2016	2015	2014	2013
(Dollars in thousands)
Fixed Charges and Preferred Dividends
Interest expense	$22,781	$10,716	$42,544	$19,956	$49,209	$28,986	$20,370	$17,557	$14,013
Capital debt expense Trust Preferred	5,168	4,795	10,172	5,234	15,137	1,593	1,354	1,313	518
Estimated interest in rent	256	211	525	411	918	784	779	751	515
Preferred dividends (E)	—	—	—	—	—	—	—	—	—

Combined fixed charges and preferred dividends (B)	28,205	15,722	53,241	25,601	65,264	31,363	22,503	19,621	15,046
Less: interest on deposits	18,164	6,810	32,970	12,296	33,777	15,926	12,971	12,796	9,744

Combined fixed charges and preferred dvidends excluding interest on deposits (D)	$10,041	$8,912	$20,271	$13,305	$31,487	$15,437	$9,532	$6,825	$5,302

Earnings
Pre-tax income from continuing operations	$100,335	$80,379	$197,369	$152,609	$271,083	$282,646	$218,491	$177,173	$104,473
Fixed charges and preferred dividends	28,205	15,722	53,241	25,601	65,264	31,363	22,503	19,621	15,046

Total earnings (A)	128,540	96,101	250,610	178,210	336,347	314,009	240,994	196,794	119,519
Less: interest on deposits	18,164	6,810	32,970	12,296	33,777	15,926	12,971	12,796	9,744

Total earnings excluding interest on deposits (C)	$110,376	$89,291	$217,640	$165,914	$302,570	$298,083	$228,023	$183,998	$109,775

Ratio of earnings to fixed charges
Ratio, including interest on deposits (A/(B-E))	4.56 x	6.11 x	4.71 x	6.96 x	5.15 x	10.01 x	10.71 x	10.03 x	7.94 x
Ratio, excluding interest on deposits (C/(D-E))	10.99 x	10.02 x	10.74 x	12.47 x	9.61 x	19.31 x	23.92 x	26.96 x	20.70 x

Ratio of earnings to fixed charges & preferred dividends
Ratio, including interest on deposits (A/B)	4.56 x	6.11 x	4.71 x	6.96 x	5.15 x	10.01 x	10.71 x	10.03 x	7.94 x
Ratio, excluding interest on deposits (C/D)	10.99 x	10.02 x	10.74 x	12.47 x	9.61 x	19.31 x	23.92 x	26.96 x	20.70 x